Exhibit 99.1

ASML share buy back program

Repurchase up to € 1.130 billion within 2 years

In 2011, ASML has purchased 25.7 million shares for a total amount of EUR 700 million as part of its intention to purchase up to EUR 1 billion of its own shares within 2 years. In January 2012 ASML announced to increase the size of the current share buy back program to EUR 1,130 million to make use of the maximum room available in 2012 for dividend withholding tax-exempt share buy backs.

The aggregate amount of shares repurchased up to and including January 27, 2012 represents 67.8% of the program.

ASML intends to cancel all shares repurchased under this program.

The total amount of outstanding shares at the end of 2011 was approximately 414 million shares.

The following table shows the shares repurchased between January 2, 2012 and January 27, 2012:

Date	Repurchased shares	Average price	Repurchased value
Jan. 2 – Jan. 6, 2012	610,000	€32.13	€19,598,641
Jan. 9 – Jan. 13, 2012	733,834	€32.53	€23,870,672
Jan. 16 – Jan. 20, 2012	531,626	€33.32	€17,714,553
Jan. 23 – Jan. 27, 2012	133,500	€33.00	€4,406,112
Total shares repurchase between January 2, 2012 and January 27, 2012	2,008,960	€32.65	€65,589,978

Total shares repurchased through January 27, 2012	27,683,536	€27.66	€765,589,954